

Jardines

Jardine Matheson Limited
___ floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com



04045401

Group Secretariat

24th September 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.





Dear Sirs

Jardine Strategic Holdings Limited
- Shares Purchased by Jardine Matheson Holdings Limited

We enclose for your information a notification dated 24th September 2004 in respect of
the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
OCT 0 8 2004
THOMSON
FINANCIAL

Encl

[Cng/VK/shares-repurchase/j2004/sh2k40924/al/p3]

www.jardines.com
Incorporated in Bermuda with limited liability

Regulatory Announcement

<u>Go to market news section</u>   📈 🖨

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Shares Purchase
Released	11:02 24-Sep-04
Number	3052D

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARES PURCHASED BY JARDINE MATHESON HOLDINGS LIMITED ("JMH")

Please be advised of the following acquisition of JSH shares in the market by JMH Investments Limited, a wholly-owned subsidiary of JMH. JMH is a subsidiary of JSH.

Date of purchase: 24th September 2004

Total number of shares purchased: 112,500 shares

Price paid per share: US$6.50

The acquisition of shares is made in accordance with the share repurchase guidelines agreed with the UK Listing Authority which is applicable to JSH.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

24th September 2004

www.jardines.com

END

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